Celanese Corporation Announces Extension of the Expiration Date
of the Tender Offer for Celanese AG Shares
DALLAS, Texas, November 30, 2005 — Celanese Corporation (NYSE: CE) announced the further extension of the subsequent acceptance period of the mandatory offer by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a subsidiary of Celanese Corporation, to all Celanese AG shareholders to acquire all their Celanese AG shares at the offer price of EUR41.92 per Celanese AG share, in cash, plus interest, upon the terms and conditions set forth in the Offer Document, to continue until February 1, 2006, 12:01 a.m. New York City time, 6:01 a.m Central European Time, due to the ongoing award proceedings (Spruchverfahren) by dissenting shareholders and the subsequent ongoing review of the fair cash compensation by the applicable German Court.
Shareholders should note that the subsequent acceptance period of the mandatory offer may be further extended beyond February 1, 2006, 12:01 a.m. New York City time, 6:01 a.m. Central European Time, as a result of the continuation of such award proceedings and such extension may continue until such date which is two months after the date on which the final decision on the last motion ruled on such proceedings has been announced in the Federal Gazette (Bundesanzeiger).
Celanese Corporation is an integrated global partner of value-added industrial chemicals based in Dallas, Texas. The Company has four major businesses: Chemical Products, Technical Polymers Ticona, Acetate Products and Performance Products. Celanese has production plants in 12 countries in North America, Europe and Asia. In 2004, Celanese Corporation and its predecessor had combined net sales of $5.1 billion. The presentation of combined net sales of Celanese Corporation with its predecessor is not in accordance with U.S. GAAP. For more information on Celanese Corporation including a reconciliation of the combined net sales, please visit the company’s web site at www.celanese.com.